Exhibit 99.23

Press Release dated November 21, 2017 regarding the Rights Offering

News Release
Imperial Announces Rights Offering

Vancouver | November 20, 2017 | Imperial Metals Corporation (the “Company”) (TSX:III) announces that, further to its news releases dated October 27, 2017 and November 2, 2017 respectively, it will conduct a rights offering to raise net proceeds of up to approximately C$42.4 million, through the issuance of rights to subscribe for an aggregate of 19,080,978 common shares of the Company at a subscription price of C$2.25 per common share.

The offering is being made to all existing shareholders in eligible jurisdictions, as disclosed in Company's rights offering circular (referred to below).

The following insiders (the “Committed Insiders”) have agreed to exercise all of their rights and to cause their affiliates to do so: N. Murray Edwards (“Edwards”), a significant shareholder of the Company; Brian Kynoch, the President of the Company; and Larry Moeller, a director of the Company. The rights to be issued to the Committed Insiders and their affiliates represent approximately 43% of the rights offering. Fairholme Capital Management, LLC (“Fairholme”) has advised that, subject to the exercise of its fiduciary duties and applicable regulatory and other restrictions, it intends to exercise the rights to be received by certain funds or accounts over which Fairholme exercises discretionary management authority.

The Company has entered into a stand-by guarantee agreement (the “Stand-By Agreement”) with Edwards and East Lane LLC (“East Lane” and together with Edwards, the “Guarantors”). Edwards is the largest shareholder of the Company. The investments of East Lane are managed by Fairholme, and the common shares of the Company held by East Lane are under the direction or control of Fairholme.

Subject to and in accordance with the terms of the Stand-By Agreement, the Company may require the Guarantors to purchase the common shares issuable under the rights offering, which remain unsubscribed for by the holders of the rights, in the following proportions: Edwards – 70%; East Lane – 30% (collectively, the “Stand-by Guarantee”). As compensation for performing their obligations under the Stand-By Agreement, the Company expects to pay the Guarantors a cash fee equal to 3% of the gross proceeds of the portion of the Offering they are each guaranteeing, which excludes proceeds from the exercise of rights issued in respect of Common Shares owned by the Guarantors, the Committed Insiders, or their respective affiliates, and also excludes common shares under the direction or control of Fairholme.

The persons who currently hold 10% or more of the Company’s common shares or would own 10% or more upon completion of the rights offering are anticipated to be as follows:

Name and address of Shareholder	Shares held before rights offering		Shares held after rights offering(1)
	Number	%	Number	%
Mr. N. Murray Edwards and Edco Capital Corporation	36,750,980	38.52%	51,735,396	45.19%
Fairholme Capital Management, LLC (“Fairholme”)(2)	21,742,282	22.79%	25,014,091	21.85%

(1)	Assumes:
-	No Rights are exercised by persons other than the Committed Insiders and their respective affiliates; and
-	Fulfillment of the Stand-by Guarantee.

(2)	Represents shares held by funds and accounts managed by Fairholme on a discretionary basis, over which Fairholme has direction or control, including common shares held by East Lane.

Edwards has advised that the securities to be acquired under the rights offering are being acquired for investment purposes and he intends to evaluate his investment in the Company and to increase or decrease his beneficial shareholdings from time to time, as he may determine appropriate, for investment purposes.

A copy of the early warning report being filed by Mr. Edwards may be obtained by contacting Sabine Goetz at (604) 488-2657.

imperialmetals.com

The Company intends to use of a significant portion of the proceeds from the rights offering on capital expenditures and general working capital purposes. Included within “capital expenditures” are costs associated relocating mobile equipment from the Huckleberry mine to the Red Chris mine to increase the mining rate, change out of major components, deferred stripping, and dredging of the tailings from the Springer pit at the Mount Polley mine. Included within the category “general working capital purposes” are general working capital requirements for all of the Company's business operations, including interest payments in respect of the Company’s outstanding Senior Credit Facility and the Second Lien Credit Facility, Senior Unsecured Notes, and other corporate indebtedness, general corporate and administrative activities and general exploration activities.

The offering is being made to the holders of Imperial's common shares of record at the close of business (Pacific Time) on November 23, 2017.

The Company will issue one right for each outstanding common share. Each right will be exercisable to acquire 0.2 common shares of the Company, upon payment of the subscription price per common share. Fractional shares will not be issued and any fractions will be rounded down to the nearest whole number. To illustrate: an eligible holder of 10,000 shares as of the record date would be issued 10,000 rights, which would entitle the holder to subscribe for 2,000 shares (10,000 x 0.2) for an aggregate price of $4,500 (2,000 x $2.25).

The rights will trade on the Toronto Stock Exchange under the symbol “III.RT” commencing on November 22, 2017 and will trade until 9:00 a.m. (Pacific Time) on December 22, 2017. The rights will expire at 2:00 p.m. (Pacific Time) on December 22, 2017 (the “Expiry Time”), after which time unexercised rights will be void and of no value. Shareholders who fully exercise their rights will be entitled to subscribe for additional shares in the rights offering, if available, as a result of unexercised rights prior to the Expiry Time, subject to certain limitations set out in Imperial's rights offering circular.

A rights offering notice and rights certificate will be mailed to each registered shareholder of the Company resident in Canada and certain other eligible jurisdictions as at the record date. Registered shareholders who wish to exercise their rights must forward the completed rights certificate, together with the applicable funds, to the rights agent, Computershare Investor Services Inc., on or before the Expiry Time. Eligible shareholders who own their shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

Further details of the rights offering are contained in the Company’s rights offering circular, which has been filed on SEDAR under the Company's profile at www.sedar.com and may also be obtained at the Company’s website at www.imperialmetals.com , from your dealer representative or by contacting the Chief Financial Officer at 604.488.2666 or by email at adeepwell@imperialmetals.com. The Company is also registering the offer and sale of the shares issuable on exercise of the rights on a Form F-7 registration statement under the U.S. Securities Act of 1933, as amended.  Shareholders in the United States should also review the Company’s Registration Statement on Form F-7 which has been filed with the United States Securities and Exchange Commission and can be found at www.sec.gov and may also be obtained by contacting the Chief Financial Officer at 604.488.2666 or by email at adeepwell@imperialmetals.com.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the acceptance of the Toronto Stock Exchange.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

imperialmetals.com

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About Imperial

Imperial is a Vancouver based exploration, mine development and operating company. The Company, through its subsidiaries, owns the Red Chris, Mount Polley and Huckleberry copper mines in British Columbia. Imperial also holds a 50% interest in the Ruddock Creek lead|zinc property in British Columbia.

Company Contacts

Brian Kynoch | President | 604.669.8959
Andre Deepwell | Chief Financial Officer | 604.488.2666
Gordon Keevil | Vice President Corporate Development | 604.488.2677
Sabine Goetz | Shareholder Communications | 604.488.2657 | investor@imperialmetals.com

Forward-Looking Information and Risks Notice

Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events and include, but are not limited to, specific statements regarding the rights offering, the stand-by commitment of Edwards and the intended use of proceeds raised under the rights offering. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “outlook”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document certain forward-looking statements are identified by words including “guidance”, “expectations”, “targeted”, “plan”, “planned”, “estimated”, “calls for” and “expected”. Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which Imperial operates, including assumptions that: the Company will receive all necessary regulatory, stock exchange and third party approvals in respect of the rights offering; the Committed Insiders will exercise their rights; the Guarantors will backstop the rights offering and Fairholme and its affiliates will exercise all of their rights under the rights offering; the timing of the rights offering will meet the Company’s expectations based on its business and operational requirements; the rights offering will provide sufficient liquidity to support the Company’s intended use of the proceeds therefrom. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks that the rights offering will not provide the expected liquidity or benefits to the Company’s business or operations; risks that required consents and approvals will not be received in order to advance or complete the rights offering; operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; risks of failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; and other risks of the mining industry as well as those factors detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

imperialmetals.com